FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, July 29, 2010

SECOND QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $325.2 million in the second quarter of 2010 ($15.49 per diluted share) compared to net earnings of $275.4 million in the second quarter of 2009 ($15.56 per diluted share).  The year-over-year increase in earnings arose primarily from significant net investment gains in the second quarter of 2010 (net gains of $388.7 million).  In the first six months of 2010, net earnings were $614.6 million ($29.52 per diluted share) compared to $215.0 million in the first six months of 2009 ($12.02 per diluted share).  Book value per share increased to $382.70 at June 30, 2010 from $369.80 at December 31, 2009, an increase of 6.1% (adjusted for the $10 per share common dividend paid in the first quarter of 2010).

“Despite the challenging insurance industry and investment environment, during the second quarter we recorded good operating results and essentially maintained our common shareholders’ equity and book value per share,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.  “We completed our acquisition of Zenith National Insurance Corp. for cash and still ended the quarter with $1.4 billion in cash and marketable securities at the holding company level.  And continuing to be mindful of the considerable risks in these volatile markets and of our upcoming bond maturities in 2012 and 2013, during and subsequent to the quarter we enhanced our financial flexibility by publicly issuing additional 10-year bonds and preferred shares in Canada.”

Highlights in the second quarter included the following:

•
The combined ratio of the company’s insurance and reinsurance operations was 101.2% on a consolidated basis, producing an underwriting loss of $13.0 million, compared to a combined ratio and underwriting profit of 98.4% and $17.3 million, respectively, in the second quarter of 2009. Underwriting results in the second quarter of 2010 included $37.3 million (net of reinstatement premiums) of catastrophe losses and $36.4 million (net of reinstatement premiums) related to the Deepwater Horizon loss.  The combined ratio for the six months ended June 30, 2010 was 106.3% compared to 98.5% in 2009 and included catastrophe losses of 10.1% and 3.4% respectively.

•
Interest and dividend income of $195.7 million increased 6.1% from $184.5 million in the second quarter of 2009.  The year-over-year increase was primarily attributable to the larger average investment portfolio.  Interest income as reported is unadjusted for the positive tax effect of the company’s significant holdings of tax-advantaged debt securities (holdings of $4,795.4 million at June 30, 2010 compared to $4,358.7 million at June 30, 2009).

•
Operating income of the company’s insurance and reinsurance operations (excluding net gains on investments) declined to $142.1 million from $173.8 million in the second quarter of 2009, principally as a result of the above-described underwriting loss.

•
Net premiums written were essentially flat at $1,116.0 million compared to $1,115.3 million in the second quarter of 2009, reflecting decreases at OdysseyRe and Crum & Forster offset by increases from the acquisition of Zenith National and currency translation.

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

•
The company held $1,423.0 million of cash, short term investments and marketable securities at the holding company level ($1,379.8 million net of short sale and derivative obligations) at June 30, 2010, compared to $1,788.1 million ($1,761.4 million net of short sale and derivative obligations) at March 31, 2010 and $1,251.6 million ($1,242.7 million net of short sale and derivative obligations) at December 31, 2009.

•	The company’s total debt to total capital ratio was 23.3% at June 30, 2010 compared to 23.0% at December 31, 2009.

•
At June 30, 2010, common shareholders’ equity was $7,863.4 million, or $382.70 per basic share, compared to $7,391.8 million, or $369.80 per basic share, at December 31, 2009, an increase of 6.1% adjusted for the $10 per share common dividend paid in the first quarter of 2010.

•	On May 20, 2010, Fairfax completed the acquisition of Zenith National.

•
On June 11, 2010, TIG Insurance Company (“TIG”), an indirect wholly-owned subsidiary of Fairfax, entered into a purchase agreement pursuant to which TIG agreed to purchase all of the issued and outstanding shares of a property and casualty insurance company based in the United States (the “Transaction”).  The purchase price will be determined based on the acquired company’s financial statements for the period ended June 30, 2010 and is expected to be approximately $350 million, which approximates book value, payable by way of a cash payment of $100 million and by a contingent promissory note issued by TIG (the “TIG Note”) for the remainder.  The principal amount of the TIG Note will be reduced to the extent that there is adverse development of the acquired company’s loss reserves at the sixth anniversary of the closing of the Transaction.  The TIG Note will be due following the sixth anniversary of the closing of the Transaction, and will not bear interest (except interest up to 2% per annum will be payable during periods, if any, when there is a 6% increase in the United States consumer price index).  Fairfax has guaranteed TIG’s obligations under the TIG Note.  Based on its statutory financial statements filed with insurance regulators, as at March 31, 2010 the acquired company had cash and investment assets of $616 million, gross loss and loss adjustment expenses of $334 million and reinsurance recoverables of $19 million.  The acquired company’s insurance business will be run off under the management of Fairfax’s RiverStone subsidiary.  The closing of the Transaction, expected to occur in August of 2010, is subject to various conditions, including receipt of all required regulatory approvals.

•
On June 22, 2010, the company completed a public offering in Canada of Cdn$275.0 principal amount of 7.25% unsecured senior notes due June 22, 2020 issued at par for net proceeds after commissions and expenses of approximately Cdn$273 million.  The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

•
Holders of Crum & Forster’s 7.75% senior notes due 2017 and, subsequent to quarter-end, holders of OdysseyRe’s 7.65% senior notes due 2013 and 6.875% senior notes due 2015 consented to an amendment of their respective note indentures, to allow note holders to receive certain specified financial information and financial statements in lieu of the reports currently filed with the Securities and Exchange Commission.

Subsequent to the end of the second quarter, the company issued 10 million Series G preferred shares in Canada for net proceeds after commissions and expenses of approximately Cdn$242 million.

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time.  In response to the significant appreciation in equity market valuations during 2009 and the first half of 2010 and uncertainty in the economy, the company continued hedging its equity investment exposure by entering into total return swaps referenced to the Russell 2000 index (at an average Russell 2000 index value of 646.5) in addition to its existing swap contracts referenced to the S&P 500 index (at an average S&P 500 index value of 1,062.5).  At June 30, 2010, these hedges represented approximately 93% of the company’s equity investment exposure.  The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 20.5 and 17.5 million weighted average shares outstanding during the second quarters of 2010 and 2009, respectively.  At June 30, 2010 there were 20,546,935 common shares effectively outstanding.

Summarized (without notes) consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release.  Fairfax’s detailed second quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its first quarter results at 8:30 a.m. Eastern time on Friday, July 30, 2010.  The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”.  A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 13, 2010.  The replay may be accessed at (866) 489-8057 (Canada and U.S.) or 1 (203) 369-1682 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:     John Varnell, Chief Financial Officer, at (416) 367-4941

                  Media Contact
                Paul Rivett, Chief Legal Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at June 30, 2010 and December 31, 2009
(unaudited – US$ millions)

	2010	2009
Assets
Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $91.4; 2009 – $78.9)	1,423.0	1,251.6
Accounts receivable and other	2,045.2	1,855.4
Recoverable from reinsurers (including recoverables on paid losses – $244.1; 2009 – $255.1)	4,208.2	3,809.1
	7,676.4	6,916.1
Portfolio investments
Subsidiary cash and short term investments (cost $2,739.6; 2009 – $3,230.6)	2,745.5	3,244.8
Bonds (cost $12,047.6; 2009 – $10,742.0)	12,302.7	10,918.3
Preferred stocks (cost $472.6; 2009 – $292.4)	474.2	292.8
Common stocks (cost $3,245.7; 2009 – $4,040.4)	3,744.2	4,853.1
Investments, at equity (fair value $699.0; 2009 – $646.2)	544.7	475.4
Derivatives and other invested assets (cost $293.5; 2009 – $122.5)	732.0	142.7
Assets pledged for short sale and derivative obligations (cost $585.7; 2009 – $149.2)	599.5	151.5
	21,142.8	20,078.6
Deferred premium acquisition costs	365.2	332.3
Future income taxes	271.8	318.7
Premises and equipment	204.9	168.6
Goodwill and intangible assets	926.2	438.8
Other assets	176.3	149.7
	30,763.6	28,402.8
Liabilities
Subsidiary indebtedness	6.8	12.1
Accounts payable and accrued liabilities	1,112.7	1,202.2
Income taxes payable	113.8	70.9
Short sale and derivative obligations (including at the holding company – $43.2; 2009 – $8.9)	114.6	57.2
Funds withheld payable to reinsurers	399.0	354.9
	1,746.9	1,697.3
Provision for claims	15,870.8	14,747.1
Unearned premiums	2,212.7	1,920.1
Long term debt – holding company borrowings	1,452.1	1,236.9
Long term debt – subsidiary company borrowings	924.8	891.3
Other long term obligations – holding company	170.6	173.5
	20,631.0	18,968.9
Equity
Common shareholders’ equity	7,863.4	7,391.8
Preferred stock	410.3	227.2
Shareholders’ equity attributable to shareholders of Fairfax	8,273.7	7,619.0
Non-controlling interests	112.0	117.6
Total equity	8,385.7	7,736.6
	30,763.6	28,402.8

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2010 and 2009
(unaudited – US$ millions except per share amounts)

	Second quarter		First six months
	2010	2009	2010	2009
Revenue
Gross premiums written	1,341.1	1,299.2	2,673.2	2,646.7
Net premiums written	1,116.0	1,115.3	2,210.7	2,231.3
Net premiums earned	1,107.0	1,090.5	2,171.3	2,211.0
Interest and dividends	195.7	184.5	378.4	355.6
Net gains on investments	388.7	330.0	804.3	177.0
Other revenue	120.3	130.5	262.1	271.3
	1,811.7	1,735.5	3,616.1	3,014.9
Expenses
Losses on claims	770.8	749.8	1,642.8	1,550.7
Operating expenses	232.7	193.4	452.8	396.9
Commissions, net	178.9	178.2	344.7	350.0
Interest expense	46.1	37.7	91.6	76.3
Other expenses	125.2	132.8	262.3	267.9
	1,353.7	1,291.9	2,794.2	2,641.8
Earnings from operations before income taxes	458.0	443.6	821.9	373.1
Income taxes	133.5	122.1	207.2	91.2
Net earnings	324.5	321.5	614.7	281.9

Attributable to:
Shareholders of Fairfax	325.2	275.4	614.6	215.0
Non-controlling interests	(0.7)	46.1	0.1	66.9
	324.5	321.5	614.7	281.9

Net earnings per share	$15.55	$15.65	$29.64	$12.09
Net earnings per diluted share	$15.49	$15.56	$29.52	$12.02
Cash dividends paid per share	$—	$—	$10.00	$8.00
Shares outstanding (000) (weighted average)	20,547	17,466	20,374	17,475

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2010 and 2009
(unaudited – US$ millions)

	Second quarter		First six months
	2010	2009	2010	2009
Net earnings	324.5	321.5	614.7	281.9
Other comprehensive income (loss), net of income taxes
Change in net unrealized gains (losses) on available for sale securities(1)	(287.3)	828.4	27.7	365.8
Reclassification of net realized (gains) losses to net earnings(2)	(16.0)	(22.7)	(202.8)	158.4
Change in unrealized foreign currency translation gains (losses)(3)	(64.6)	95.6	33.5	77.8
Change in gains and losses on hedge of net investment in foreign subsidiary(4)	28.6	(4.9)	15.9	(5.1)
Other comprehensive income (loss), net of income taxes	(339.3)	896.4	(125.7)	596.9
Comprehensive income (loss)	(14.8)	1,217.9	489.0	878.8

Attributable to:
Shareholders of Fairfax	(14.1)	1,065.1	488.9	762.3
Non-controlling interests	(0.7)	152.8	0.1	116.5
	(14.8)	1,217.9	489.0	878.8
____________

(1)	Net of income tax recovery of $129.6 (2009 – income tax expense of $380.4) and income tax expense of $8.6 (2009 – $155.7) for the second quarter and six months of 2010, respectively.

(2)
Net of income tax expense of $13.7 (2009 – income tax recovery of $10.2) and income tax recovery of $72.5 (2009 – income tax expense of $50.2) for the second quarter and six months of 2010, respectively.

(3)	Net of income tax expense of $14.7 (2009 – income tax recovery of $13.1) and $32.6 (2009 – income tax recovery of $17.4) for the second quarter and six months of 2010, respectively.

(4)	Net of income tax recovery of nil (2009 – $1.9) and nil (2009 – $2.0) for the second quarter and six months of 2010, respectively.

SEGMENTED INFORMATION
(unaudited – US$ millions)

Net premiums written and net premiums earned by the company’s insurance and reinsurance operations in the second quarter and first six months of 2010 and 2009 were:

Net Premiums Written
	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Insurance - Canada (Northbridge)	311.6	276.3	509.4	464.0
- U.S. (Crum & Forster and Zenith National)	232.3	198.2	419.1	378.5
- Asia (Fairfax Asia)	37.4	38.3	88.0	66.9
Reinsurance - OdysseyRe	421.6	459.8	894.8	938.8
Reinsurance and Insurance - Other	113.1	142.4	298.0	382.8
Insurance and Reinsurance Operating Companies	1,116.0	1,115.0	2,209.3	2,231.0

Net Premiums Earned
	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Insurance - Canada (Northbridge)	246.1	235.6	492.0	464.4
- U.S. (Crum & Forster and Zenith National)	225.1	200.3	407.7	407.7
- Asia (Fairfax Asia)	38.2	29.7	73.2	52.1
Reinsurance - OdysseyRe	470.5	480.5	927.6	950.5
Reinsurance and Insurance - Other	127.1	144.1	269.4	335.8
Insurance and Reinsurance Operating Companies	1,107.0	1,090.2	2,169.9	2,210.5

Combined ratios of the company’s insurance and reinsurance operations in the second quarter and first six months of 2010 and 2009 were:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Insurance - Canada (Northbridge)	107.3%	105.1%	106.3%	103.5%
- U.S. (Crum & Forster and Zenith National)	109.4%	102.4%	108.4%	101.1%
- Asia (Fairfax Asia)	94.5%	92.7%	95.4%	92.5%
Reinsurance - OdysseyRe	97.1%	96.5%	104.9%	96.5%
Reinsurance and Insurance - Other	91.8%	89.4%	110.5%	95.2%
Insurance and Reinsurance Operating Companies	101.2%	98.4%	106.3%	98.5%